UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77668 / April 21, 2016

Admin. Proc. File No. 3-17061

In the Matter of

CHINA TICKET CENTER, INC.,
DAWN CAPITAL CORP.,
NANOTAILOR, INC.,
NEW CENTURY ENERGY CORP., and
VADDA ENERGY CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Ticket Center, Inc., Dawn Capital Corp., Nanotailor, Inc., New Century Energy Corp., or Vadda Energy Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to China Ticket Center, Inc., Dawn Capital Corp., Nanotailor, Inc., New Century Energy Corp., and Vadda Energy Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section

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[1]   17 C.F.R. § 201.360(d).

[2]   *China Ticket Ctr., Inc., Dawn Capital Corp., Nanotailor, Inc., New Century Energy Corp., and Vadda Energy Corp.,* Initial Decision Release No. 970 (Mar. 1, 2016), 113 SEC Docket 12, 2016 WL 792248. The Central Index Key numbers are: 1516477 for China Ticket Center, Inc.; 1177237 for Dawn Capital Corp.; 1444819 for Nanotailor, Inc.; 1079797 for New Century Energy Corp.; and 1082492 for Vadda Energy Corp.

12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Ticket Center, Inc., Dawn Capital Corp., Nanotailor, Inc., New Century Energy Corp., and Vadda Energy Corp., are revoked.

 For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 970
ADMINISTRATIVE PROCEEDING
File No. 3-17061

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA TICKET CENTER, INC., DAWN CAPITAL CORP., NANOTAILOR, INC., NEW CENTURY ENERGY CORP., and VADDA ENERGY CORP.	INITIAL DECISION OF DEFAULT March 1, 2016

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On January 21, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by January 28, 2016, and their answers were due by February 10, 2016. *China Ticket Ctr., Inc.*, Admin. Proc. Rulings Release No. 3563, 2016 SEC LEXIS 331 (ALJ Feb. 1, 2016). I held a telephonic prehearing conference on February 17, 2016, at which Respondents failed to appear, and I then ordered Respondents to show cause by February 29, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers, attend the prehearing conference, or otherwise defend the proceeding. *China Ticket Ctr., Inc.*, Admin. Proc. Rulings Release No. 3617, 2016 SEC LEXIS 582 (ALJ Feb. 17, 2016). To date, none of the Respondents has filed an answer, responded to the show cause order, or otherwise defended this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

China Ticket Center, Inc., Central Index Key (CIK) No. 1516477, is a revoked Nevada corporation located in Cave Creek, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G registration statement on March 30, 2011.

Dawn Capital Corp., CIK No. 1177237, is a permanently revoked Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004.

Nanotailor, Inc., CIK No. 1444819, is a void Delaware corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2009, which reported a net loss of $685,151 from February 1, 2007, to January 31, 2009.

New Century Energy Corp., CIK No. 1079797, is a dissolved Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of $20,543,008 for the prior twelve months.

Vadda Energy Corp., CIK No. 1082492, is a Florida corporation located in Flower Mound, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $866,515 for the prior nine months. As of January 12, 2016, the company's stock (symbol "VDDA") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive the letters, and were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, responded to the show cause order, appeared at the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents China Ticket Center, Inc., Dawn Capital Corp., Nanotailor, Inc., New Century Energy Corp., and Vadda Energy Corp. are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge